Filed by Xcel Energy Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: NRG Energy, Inc. Registration Statement No: 333-84264

Wednesday March 13, 5:55 pm Eastern Time
Press Release
SOURCE: Xcel Energy
Xcel Energy Begins Exchange Offer for Publicly Held Shares of NRG Energy, Inc.

MINNEAPOLIS—(BUSINESS WIRE)—March 13, 2002—Xcel Energy (NYSE:XEL – news) today filed materials with the Securities and Exchange Commission and commenced the exchange offer under which Xcel Energy would acquire all of the publicly held outstanding common stock of NRG Energy, Inc. (NYSE:NRG – news). Xcel Energy now owns 74 percent of NRG.

“We’re confident our exchange offer is fair and is in the best interests of the stockholders of both NRG and Xcel Energy,” said Wayne Brunetti, chairman, president and chief executive officer of Xcel Energy. “As I have said before, our original intent in forming NRG was to create value for shareholders. In this environment, which is difficult for NRG and other independent power producers, we believe our plan is the best alternative to deliver shareholder value. Our action today is a step in that direction.”

In the offer, which initially was announced Feb. 15, 2002, NRG’s public stockholders would receive 0.4846 shares of Xcel Energy common stock in a tax-free exchange for each outstanding share of NRG common stock they hold.

Based on the closing price of Xcel Energy’s shares on Feb. 14, 2002, the day prior to the announcement of the exchange offer, the exchange ratio represents a value of $11.50 per NRG share, which is a 15.0 percent premium to the closing price of NRG’s shares on that date. In addition, based on the March 12, 2002, closing price of Xcel Energy shares, the exchange ratio represents a value of $12.33 per NRG share, which represents the following premiums:

23.3 percent premium to NRG’s closing price on Feb. 14, the day prior to the announcement of the exchange offer;
24.0 percent premium to NRG’s average closing price over the 10 trading-day period ending Feb. 14; and
64.2 percent premium to NRG’s recent 52-week low of $7.51 on Feb. 6.

Jim McIntyre, Xcel Energy vice president and chief financial officer, said, “Even under our scaled-back business plan for NRG, NRG will need a $600 million equity infusion. Xcel Energy has the financial wherewithal to provide this support in a cost-effective manner.”

McIntyre added that the transaction allows public stockholders of NRG to continue to participate in its growth, plus receive the recurring $1.50 per share annual dividend paid by Xcel Energy. NRG does not pay a dividend.

The exchange offer is conditioned upon the tender of a number of shares sufficient to bring Xcel Energy’s ownership interest in NRG to at least 90 percent, when taken together with the shares of NRG common stock that Xcel Energy would hold upon conversion of its Class A shares. After successful completion of the exchange offer, Xcel Energy intends to complete a “short-form” merger of NRG with a subsidiary of Xcel Energy. In the merger, each remaining share of NRG common stock will be converted (subject to the exercise of appraisal rights) into 0.4846 shares of Xcel Energy common stock.

Lehman Brothers is acting as the financial adviser to Xcel Energy in the exchange offer.

Xcel Energy is a major U.S. electricity and natural gas company with operations in 12 Western and Midwestern states. Formed by the merger of Denver-based New Century Energies and Minneapolis-based Northern States Power Co., Xcel Energy provides a comprehensive portfolio of energy-related products and services to 3.2 million electricity customers and 1.7 million natural gas customers through its regulated operating companies. In terms of customers, it is the fourth-largest combination natural gas and electricity company in the nation. Company headquarters are located in Minneapolis. More information is available at www.xcelenergy.com.

NRG is a leading global energy company engaged primarily in the development, construction, acquisition, ownership and operation of power generation facilities. NRG’s operations use such diverse fuel sources as natural gas, oil, coal and coal seam methane, biomass, landfill gas and hydro, as well as refuse-derived fuel. NRG’s headquarters are located in Minneapolis. More information is available at www.nrgenergy.com.

Additional Information and Where To Find It

In connection with the proposed transaction, Xcel Energy has filed an exchange offer prospectus and related materials with the Securities and Exchange Commission.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Xcel Energy with the commission at the commission’s Web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as Xcel Energy’s related filings with the commission, also may be obtained from Xcel Energy by directing a request to Xcel Energy’s information agent for this offer, Georgeson Shareholder Communications, Inc., 111 Commerce Road, Carlstadt, N. J. 07072 or call toll-free at (866) 800-0230.

Forward-Looking Information

The terms “intends,” “plans” and similar terms identify forward-looking information. Although Xcel Energy believes its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public stockholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.

Contact:
Xcel Energy, Minneapolis
E J McIntyre, 612/215-4515
or
R J Kolkmann, 612/215-4559
or
P A Johnson, 612/215-4535
or
News media inquiries only:
Xcel Energy media relations, 612/215-5300.